AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO THE MAXIMUM MATURITY AGE

This Endorsement is part of your Contract and is effective upon your receipt.

The following new section is added at the end of Part I – DEFINITIONS:

MAXIMUM MATURITY AGE

Notwithstanding any provision in this Contract to the contrary, the maximum maturity age is the anniversary of the Participation Date following the Participant’s [95th] birthday.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Dave S. Hattem, Senior Executive Director,
Chairman of the Board and Chief Executive Officer]	Secretary and General Counsel ]

2018EQVMMA-100(I)NQ	Page 1